Exhibit 99.2

Operating and Financial Review and Prospects

INTERIM RESULTS FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

The following sets out the Operating and Financial Review and Prospects with respect to the financial position and result of operations for the six months ending March 31, 2024 and 2023, of Golden Sun Health Technology Group Limited (the “Company”, “we”, “our” or “us”). You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section included in our annual report on Form 20-F for the fiscal year ended September 30, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2024 (the “Annual Report”). Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Overview

We are an exempted company incorporated in the Cayman Islands that serves as a holding company with no material operations of our own. As a holding company, we conduct operations in the People’s Republic of China (the “PRC” or “China”) through our operating subsidiaries which are incorporated in the PRC. We are a provider of non-English foreign language tutorial services, with a primary focus on the Spanish language, in China. Established in 1997 and headquartered in Shanghai, China, we have over twenty years of experience providing educational services that focus on the development of each of our student’s strengths and potential, and the promotion of life-long skills and interests in learning. As previously reported in our Annual Report, in 2023 we initiated a strategic expansion and transition into the wellness industry and the e-commerce space in China. Our new business initiatives aim to establish our own wellness brands and develop an e-commerce platform to promote and sell wellness products. As part of this expansion, the Company established a wholly-owned subsidiary, Zhejiang Golden Sun Selection Technology Co., Ltd on November 17, 2023.

During the six months period ended March 31, 2024, we achieved solid financial and operating results as consumer confidence and consumption in China began to resume and our revenue increased by 5%, to approximately $3.7 million from approximately $3.5 million in the six months ended March 31, 2023. In the six months ended March 31, 2024, our net loss decreased by 51%, to approximately $1.8 million from approximately $3.7 million in the six months ended March 31, 2023.The increased revenue is primarily attributable to the increased revenue from tutorial services. The decrease in net loss was due to decreased operating expenses.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	The number of students enrolled is largely driven by the demand for our tutorial programs, our reputation and brand recognition and our ability to improve the variety and quality of the programs we offer.

●	Pricing of our tuition fees is affected by the tuition policy set by governments. Article 38 of the Law for Promoting Private Education stipulates that the items and rates of fees to be charged by private schools shall be determined based on the cost of running a school, market demands and other relevant factors, and must be made available to the public. Tuition and fee rates for private schools are subject to supervision by the relevant authorities. Provincial governments, autonomous regions governments and centrally-administered municipalities set guidelines on fees for not-for-profit schools. The tuition criteria of for-profit private schools are subject to market conditions and shall be determined by the schools themselves. Currently, fees for our not-for-profit schools are determined by the school and filed with the relevant authorities for its supervision, while fees for our for-profit schools are primarily based on demand for our courses, the targeted market for our courses and fees charged by our competitors for the same or similar courses.

●	Our ability to manage our cost of revenues directly affects our profitability. Our cost of revenues mainly consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and lease payment for our schools and tutorial centers.

●	In 2023, we started implementing a strategic transition to expand into the wellness industry in China. In late 2023, we also entered the e-commerce industry. Our ability to execute the new growth strategy will affect our future results.

Risks and Uncertainties

We have substantial operations in China through our PRC subsidiaries. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. Our results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC. While we believe that the Company is in compliance with existing laws and regulations, this compliance may not be indicative of future results. Additionally, our business, financial condition, and results of operations may be negatively impacted by various risks including, but not limited to, regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents. These events could potentially and significantly disrupt our operations. Management continuously monitors these risks and uncertainties and strives to mitigate their potential impact through strategic planning and operational adjustments.

Liquidity And Going Concern Considerations

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

For the six months ended March 31, 2024, we have incurred a net loss of $1,794,164 and net cash used in operating activities of $2,647,927. As of March 31, 2024, we had an accumulated deficit of $16,676,901 and a working capital deficit of $722,821. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Our management monitors and analyzes the cash at hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. Historically, the Company has funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital.

Our management’s plan to alleviate the substantial doubt about our ability to continue as a going concern includes: (1) improving our liquidity and capital sources mainly through cash flow from operations, renewal of bank borrowings, equity or debt offerings, and borrowing from related parties, and (2) implementing a strategic transition to expand into the wellness industry and other sectors in China. To fully implement our business plan and recover from continuing losses, we may also seek equity financing from outside investors. At present, however, we do not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, will be available on favorable terms or at all, and/or that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. On the other hand, the principal shareholder of the Company has pledged to provide financial support whenever necessary.

Based on the above analysis, our management believes the Company can continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

For the six months ended March 31, 2024 and 2023

Revenue

We generate revenues from the following main sources: (i) tutorial services, (ii) e-commerce services and (iii) logistic, consulting services and other activities. The following table sets forth the breakdown of our revenue for the periods presented:

	For the six months ended March 31,
	2024		2023
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Change	% Change
Tutorial services	$3,428,931	92%	$3,017,545	86%	$411,386	14%
E-commerce services	4,458	1%	-	-%	4,458	-%
Logistic, consulting services and others	274,547	7%	509,053	14%	(234,506)	(46)%
Total revenue	$3,707,936	100%	$3,526,598	100%	$181,338	5%

Revenue increased by approximately $0.2 million, or 5%, to approximately $3.7 million in the six months ended March 31, 2024 from approximately $3.5 million in the six months ended March 31, 2023. The increase in revenue was mainly due to an increase of approximately $0.4 million in tutorial service revenue in the six months ended March 31, 2024, offset by a decrease of approximately $0.2 million in logistic, consulting services and others in the six months ended March 31, 2024.

Tutorial services

Our tutorial services revenue increased by approximately $0.4 million, or 14%, to approximately $3.4 million in the six months ended March 31, 2024 from approximately $3.0 million in the six months ended March 31, 2023. Our average revenue recognized per student increased by $396, from $812 per student in the six months ended March 31, 2023, or 49%, to $1,208 per student in the six months ended March 31, 2024. The total number of student enrollment in our tutorial programs decreased by 880, or 24%, from an aggregate of 3,718 students in the six months ended March 31, 2023 to an aggregate of 2,838 students in the six months ended March 31, 2024.

E-commerce services

Beginning in late 2023, we started providing promotional services to merchants on e-commerce platforms, which has generated $4,458 in revenue. We expect to generate more revenue from e-commerce services.

Logistic and consulting services and others

Logistic and consulting services and others revenue decreased by approximately $0.2 million, or 46%, to approximately $0.3 million in the six months ended March 31, 2024 from approximately $0.5 million in the six months ended March 31, 2023. The decrease was mainly due to a decrease in our consulting and catering services offered to our affiliated schools, mainly as a result of the decreased demand for such services.

Cost of Revenues

Cost of revenues decreased by approximately $0.2 million, or 9%, to approximately $2.1 million in the six months ended March 31, 2024, from approximately $2.3 million in the six months ended March 31, 2023. The cost decrease was due to a $0.2 million decrease in labor cost as a result of personnel optimization in the six months ended March 31, 2024.

Gross profit

Gross profit increased by approximately $0.4 million, or 32%, to approximately $1.6 million in the six months ended March 31, 2024, from approximately $1.2 million in the six months ended March 31, 2023. Overall gross profit margin increased to 44% in the six months ended March 31, 2024 from 35% in the six months ended March 31, 2023. The increase in the gross profit margin was due to the combined effect of increased revenue and cost-saving resulting from personnel optimization.

Operating Expenses

	For the six months ended March 31,
	2024		2023
	Amount	% of revenue	Amount	% of revenue	Change	% Change
Selling expenses	$389,471	10%	$595,245	17%	$(205,774)	(35)%
General and administrative expenses	2,431,898	66%	4,707,043	133%	(2,275,145)	(48)%
Total	$2,821,369	76%	$5,302,288	150%	$(2,480,919)	(47)%

Total operating expenses decreased by approximately $2.5 million, or 47%, to approximately $2.8 million in the six months ended March 31, 2024 from approximately $5.3 million in the six months ended March 31, 2023. The decrease in operating expenses was mainly due to a decrease of approximately $2.3 million in general and administrative expenses in the six months ended March 31, 2024 (as described below).

Selling expenses

Selling expenses decreased by approximately $0.2 million or 35%, to approximately $0.4 million in the six months ended March 31, 2024 from approximately $0.6 million in the six months ended March 31, 2023. The decrease in selling expenses was mainly due to a $0.2 million decrease in commissions to partner schools in the six months ended March 31, 2024.

General and administrative expenses

General and administrative expenses decreased by approximately $2.3 million or 48%, to approximately $2.4 million in the six months ended March 31, 2024 from approximately $4.7 million in the six months ended March 31, 2023. The decrease in general and administrative expenses was mainly driven by a decrease of approximately $1.8 million in stock-based compensation as well as a decrease of approximately $0.2 million in professional consulting fee. As a percentage of revenues, general and administrative expenses represented approximately 66% and 133% of our total revenues in the six months ended March 31, 2024 and 2023, respectively.

Interest expense, net

Our net interest expense decreased by approximately $0.03 million or 22%, to approximately $0.11 million in the six months ended March 31, 2024 from approximately $0.14 million in the six months ended March 31, 2023. The decrease was mainly attributable to the decrease of the average loan balance in the six months ended March 31, 2024.

Other income (expense), net

Our other expense amounted to $0.3 million in the six months ended March 31, 2024, and other income amounted to $0.7 million in the six months ended March 31, 2023. Other expense mainly consisted of foreign exchange loss and loss on disposition of property and equipment in the six months ended March 31, 2024 and other expense mainly consisted of government subsidies in the six months ended March 31, 2023.

Loss before income taxes

Loss before income tax decreased by approximately $1.8 million or 52%, to approximately $1.7 million in the six months ended March 31, 2024 from approximately $3.5 million in the six months ended March 31, 2023. The decrease was primarily attributable to higher gross profit and lower operating expenses in the six months ended March 31, 2024, as stated above.

Provision for income taxes

Income tax provision was approximately $0.1 million and $0.2 million in the six months ended March 31, 2024 and 2023, respectively. The income tax expenses were generated by our several profitable subsidiaries, including Xianjin Technology and Yangfushan Tutorial. We incurred a sizable loss in Qinshang Education and Zhouzhi Culture; we also incurred loss in Golden Sun Wenzhou and Golden Sun Hong Kong subsidiaries. However, these losses can’t be used to offset the profits of other subsidiaries. As a result, despite experiencing a loss on a consolidated level, we still incurred income tax expenses.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. Our subsidiaries are subject to statutory 25% income tax rate.

Net loss

As a result of the foregoing, our net loss decreased by approximately $1.9 million, or 51%, to approximately $1.8 million in the six months ended March 31, 2024 from approximately $3.7 million in the six months ended March 31, 2023.

Cash flows

For the six months ended March 31, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended March 31,
	2024	2023
Net cash used in operating activities	$(2,647,927)	$(3,370,049)
Net cash used in investing activities	(1,872,824)	(4,694,627)
Net cash provided by financing activities	36,804	447,099
Effect of exchange rate changes on cash and cash equivalents	18,320	(16,586)
Net decrease in cash and cash equivalents	$(4,465,627)	$(7,634,163)

Operating Activities

Net cash used in operating activities was approximately $2.7 million in the six months ended March 31, 2024, representing an increase of approximately 21% compared to the six months ended March 31, 2023. It mainly consisted of a net loss $1.8 million, adjustments of approximately $0.4 million for non-cash items, and a decrease of approximately $1.3 million in deferred revenue.

Net cash used in operating activities was approximately $3.4 million in the six months ended March 31, 2023, mainly consisting of a net loss $3.7 million, adjustments of $2.1 million for non-cash items, a decrease of approximately $1.5 million in accrued expenses and other liabilities for the payment of approximately $1.0 million in bonuses to four directors of the Company for their services and efforts during the initial public offering process in the six months ended June 30, 2023, a decrease of approximately $1.3 million in deferred revenue due to a decreased recruitment, offset by a decrease of approximately $0.5 million in prepayments and other assets due to the payments received from third-party loans.

Investing Activities

Net cash used in investing activities was approximately $1.9 million in the six months ended March 31, 2024, which mainly consisted of approximately $1.7 million prepayment for acquisition and approximately $0.1 million in long term investment. This represents a decrease of 60%   compared to the six months ended March 31, 2023.

Net cash used in investing activities was approximately $4.7 million in the six months ended March 31, 2023, which mainly consisted of approximately $4.5 million in long term investment and approximately $0.2 million to purchase of property and equipment used in school operation.

Financing Activities

Net cash provided by financing activities was $36,804 in the six months ended March 31, 2024, including net proceeds from a related party of $43,986, offset by net payment to third parties of approximately $7,182. This represents a decrease of approximately 92% compared to the six months ended March 31, 2023.

Net cash provided by financing activities was approximately $447,099 million in the six months ended March 31, 2023, mainly consisting of net proceeds from bank loans of approximately $0.5 million, offset by repayments of third party loans of approximately $0.2 million.

Capital Expenditures

Our capital expenditures were approximately $0.03 million and $0.2 million in six months ended March 31, 2024 and 2023, respectively, a decrease of 80%. Our capital expenditures consist primarily of additions to property, equipment.

Contractual Obligations

We had various outstanding bank loans of approximately $3.3 million and $3.2 million as of March 31, 2024 and September 30, 2023, respectively. We have also entered into non-cancellable operating lease agreements for several offices and operating facilities. The lease terms extend through 2029.

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2024:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$1,251,438	$447,684	$449,429	$354,325	$-
Bank loans	3,274,934	399,706	2,044,237	830,991	-
Total	$4,526,372	$847,390	$2,493,666	$1,185,316	$-

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: being approximately2.0% in 2022 and 0.2% in 2023 and up to 0.7% for the three months ended March 31, 2024.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, valuation of inventories, estimates of allowances for doubtful accounts, contract assets, commission payables, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. We adopted this guidance effective October 1, 2022.We establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against account receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Revenue recognition

We generate revenues primarily from tuition fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

We have adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach for the year ended September 30, 2019 and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Our continuing operations currently generated its revenue from the following main sources:

Tutorial service

We offer various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. We are the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, we approve refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. We estimate and records refund liability for the portion we do not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

E-commerce services

We provide promotional services to merchants on e-commerce platform and collects commissions on the sales of goods traded through e-commerce platforms based on the commission rate specified in the contract. We do not control the products sold on e-commerce platforms. Revenue from commissions service is recognized at point in time. Commission income is recognized when customers purchase goods through e-commerce platforms.

Logistic, consulting services and others

We provide logistic services to schools, including, but not limited to catering, and boarding revenue, etc. Boarding revenue is recognized on a straight-line basis over the period, as customers simultaneously receive and consume the benefits of the services. Catering revenue is recognized at point of sale.

We also provide consulting services to related-party kindergartens. According to the contracts signed with each of the three kindergartens, we will provide a range of educational management and consulting services, including branding, safety management, teacher training, supervision and evaluation on teachers, rating guidance services to the kindergartens during the contract period. The intended contractual benefit to the kindergartens of the management and consulting services is to enable the kindergartens’ smooth and effective operations. The promised services in the consulting service contract are combined and accounted as a single performance obligation, as the promised services are considered as a significant integrated service. The consulting services were continuously provided and the kindergartens simultaneously receive and consume the benefits of these services throughout the service period each month. The revenue is recognized over time during the service period.

We design and execute marketing activities for our customers and revenue is recognized at point in time when the customer accepts the services

We sell consumables and recognize revenue at a point in time when control of such products is transferred to the customer.

Practical expedient

We have applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, we elect the portfolio approach in applying the new revenue guidance.

Contract assets

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets. Incremental costs of obtaining a contract are those costs that the entity would not have incurred if the contract had not been obtained.

As of March 31, 2024, in order to develop non-English foreign language tutorial service for middle school students, we incurred a total of approximately $2.6 million (RMB18.6 million) in commission type fees and administration costs paid to agents and schools to facilitate the related contracts with students for the tutorial service period, generally from 3 to 31 months tutorial service periods. We will not incur such costs if we do not enter into the tutorial service contracts with the students, as a result, the cost of approximately $2.4 million (RMB17.5 million) is considered as the incremental costs of obtaining contracts and shall be capitalized and amortized over the tutorial service period. For the six months ended March 31, 2024 and 2023, we amortized the related amount of approximately $0.2 million and $0.4 million into selling expense, respectively. As of March 31, 2024 and September 30, 2023, the contract assets amounted to approximately $0.4 million and $0.4 million, respectively.

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which mainly payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of March 31, 2024 and September 30, 2023, the balance of deferred revenue amounted to approximately $2.8 million and $4.0 million, respectively. Substantially all of which will be recognized as revenue during the following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of March 31, 2024 and September 30, 2023, refund liability amounted to approximately $0.3 million and $0.3 million, respectively.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of March 31, 2024 and September 30, 2023, there are approximately $2.8 million and $2.6 million respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended March 31, 2024 and 2023. All of the tax returns of our subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Share-Based compensation

We follow the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company is in the process of evaluating the effect of the adoption of this ASU.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited condensed consolidated financial position, statements of operations and cash flows.